Survey Data Reinforces Patient Benefit of
Asthma Rescue Inhalers with Integrated Dose Counters

Survey Finds Use of Empty Quick-Relief Inhalers Prevalent Among Asthma Patients

Jerusalem, Israel, November 8, 2013 – Teva Pharmaceuticals Industries Ltd. and the Asthma and Allergy Foundation of America (AAFA) announced today findings from a recent patient survey on quick-relief metered dose inhaler (MDI) design. The findings will be presented at the American College of Asthma Allergy and Immunology (ACAAI) meeting in Baltimore, Maryland on November 7-11, 2013.

The Asthma Inhaler Design Survey was conducted to assess the behaviors, attitudes and preferences of asthma patients with respect to rescue inhalers. Data from 590 respondents were included in the final analysis of the survey. Of the respondents, 48.2 percent found their quick-relief inhalers to be empty when needed and of those, 10.4 percent had to go to the emergency room (ER) for treatment and 20 percent had to go without treatment. When asked what they would do to improve device functionality of their quick-relief inhalers, most respondents said that they would add a dose counter.

“The value of a dose counter is significant. In addition to letting patients know the number of doses remaining in case of an asthma attack, the dose counter can provide an important signal to patients and physicians about overall asthma control,” said Mike Tringale, M.S.M, vice president of external affairs at AAFA. “At the time this survey was conducted, only a third of the respondents reported current use of a rescue inhaler with a dose counter, indicating a need for more education about the availability and benefits of an MDI with a dose counter.”

Additional real-life observational data presented at the meeting show that MDIs with dose counters are associated with a reduced incidence of respiratory-related ER visits, most likely due to a reduced risk of sub-therapeutic dosing or empty inhalers. The dataset was extracted from the Clinformatics™ Data Mart retrospective claims data, one of the world’s largest healthcare databases, and included patients aged 4-64 with a diagnosis of asthma, exercise-induced bronchospasm (EIB) or chronic obstructive pulmonary disease (COPD). The patient population was divided into two cohorts: patients with a prescription of albuterol MDI with dose counter and patients with a prescription of albuterol MDI without dose counter. The incidence rate of respiratory-related ER visits in the total study population was estimated to be 45 percent lower in the dose counter cohort compared with the non-dose counter cohort.

“In the U.S., asthma attacks account for nearly two million emergency department visits each year,” said AAFA’s Inhaler Design Survey lead author Dr. William Storms, clinical professor at the University of Colorado Health Sciences Center and founder of the William Storms Allergy Clinic in Colorado Springs, CO. “Due to the potential life-saving role of albuterol during an asthma attack, it is important for patients to know the number of doses that remain in their inhalers, since asthma attacks can occur at any time. If a patient isn’t aware that their inhaler is empty at the time of an attack, there is an increased risk they may end up in the ER for treatment, which further reinforces the importance of dose counters.”

About Asthma and Allergy Foundation of America (AAFA)
The Asthma and Allergy Foundation of America (AAFA) is a not-for-profit organization founded in 1953 that serves as the leading patient organization for people with asthma and allergies, and the oldest asthma and allergy patient group in the world. AAFA is dedicated to improving the quality of life for people with asthma and allergic diseases through education, advocacy and research. AAFA provides practical information, community-based services and support to people through a network of regional chapters, support groups and other local partners around the U.S. AAFA develops health education, organizes state and national advocacy efforts and funds research to find better treatments and cures. Visit www.aafa.org.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, our ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program, uncertainties relating to the replacement of and transition to a new President & Chief Executive Officer, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our settlement agreements with brand companies and liabilities arising from class action litigation and other third-party claims relating to such agreements, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices ,particularly for our specialty medicines (and our ongoing FCPA investigations and related matters), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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